AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

RECEIVED
2004 AUG -5 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4482

04036029

28 April 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

Unaudited results for the quarter and nine months ended 31 March 2004

We enclose a copy of the ABRIDGED results which appeared in the JSE South Africa News Services (SENS) this morning.

Yours sincerely
For and on behalf of
Avgold Limited

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

S E Sather
Company Secretary

F:\My Documents\Letter 2004\Letter - Office of International Finance - Unaudited results for quarter and nine months ended March 2004.doc

www.avgold.co.za
(Registration Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Directors: R.P. Menell (Chairman), J.C. Steenkamp* (Managing), M. Arnold*, J.J. Geldenhuys, A.N. Lewis*, G.S. Potgieter*, A.J. Wilkens
Alternate Director: G. Briggs
*Executive Directors

RECEIVED
2004 AUG -5 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Avgold Limited - Results For The Quarter And Nine Months Ended 31 March 2004

Release Date: 28/04/2004 07:00:02 Code(s): AVG

Avgold Limited - Results For The Quarter And Nine Months Ended 31 March 2004
Avgold Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold" or "the Company")

RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2004

OVERVIEW

* *Rand strength affects results*
* *Scheme documents posted to shareholders*
* *Target achieves milestone safety record*

SAFETY AND HEALTH

Target achieved a milestone safety record of two million consecutive fatality free shifts for surface operations and underground mining during the quarter.

This landmark achievement for the mining industry followed a number of recent safety records at Target, including:

* a Department of Minerals and Energy award for 3 000 consecutive fatality free production shifts (2 February 2004);
* the Anglovaal Mining Group"s in-house Santa Barbara award for one million fatality free shifts for surface and underground mining (23 March 2004);
* 1 500 000 fatality free underground operations (9 March 2004); and
* three years of fatality free operation (25 March 2004).

RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2004

This report contains the financial and operational results for the quarter and nine months ended 31 March 2004. The results for the quarter and nine months ended 31 March 2003 include ETC.

In terms of the rules of the generally accepted accounting statement on financial instruments, AC133, a significant charge to the income statement is recorded due to the strengthening of the rand.

QUARTER ENDED 31 MARCH 2004

The sustained strength of the rand against the US dollar significantly affected Avgold"s financial performance: revenue decreased 35 per cent to R132,7 million (31 December 2003: R202,7 million) as Avgold"s hedge book is fixed in US dollars. A headline loss before unrealised non-hedge derivatives of R18,7 million (earnings: R8,2 million) was recorded. This drop in earnings is attributable to the realised gold price falling to R67 425/kg (R70 106/kg) and gold sold reducing to 1 966kg (2 887/kg).

Ore milled decreased nine per cent to 242 671 tonnes (267 697 tonnes) predominantly as a result of the Christmas break, which shortened the number of working days, and after an LHD vehicle was trapped in one of the open stope drawpoints. The yield decreased from 10,78g/t to 8,10g/t mainly due to some dilution from the MOS 1 and 2 stopes and backfill of the MOS 4 stope seeping into the DOS 2 stope - with the result that the mining of DOS 5, which contains higher grades, had to be deferred.

Operating costs at Target were lower in absolute terms this quarter. However, cash costs increased to R50 934/kg (R46 084/kg) as a result of the lower gold production.

Target achieved a cash operating profit R31,6 million (R67,3 million) for the quarter.

Capital expenditure was R27,0 million (R34,3 million).

NINE MONTHS ENDED 31 MARCH 2004

The results for the period are not comparable owing to the inclusion of ETC to March 2003. Ore milled at Target dropped five per cent to 782 759 tonnes (825 827 tonnes) while yields increased to 10,16g/t (8,61g/t) due to increased waste separation. This resulted in gold sold at Target increasing by 12 per cent to 7 951kg (7 107kg). During the period the average rand/US dollar exchange rate strengthened by 26 per cent to R7,03/US dollar, which negatively impacted the rand gold price achieved - R72 801/kg was achieved during the current period as compared to R84 033/kg in 2003.

The year to date cash costs at Target have averaged R45 309/kg - a 12 per

cent improvement over the previous period. Target achieved a cash operating profit of R214,8 million (R221,1 million).
Capital expenditure at Target was R74 million (R72 million).

NORTHERN FREE STATE

The Avgold and Harmony Gold Mining Company Limited ("Harmony") joint project team have progressed well in refining plans for the optimal exploitation of the Northern Free State resources. It is anticipated that a feasibility study will be concluded by the end of 2004.

HEDGING

The hedge book at 31 March 2004 had a negative mark to market value of R361 million which includes the negative mark to market of R309 million attributable to the forward exchange contracts ("FEC"s) which were entered into in June 2003 to effect a conversion of the Rand gold hedge book. This was calculated at a gold price of $424.50/oz and an exchange rate of US$1.00:ZAR6.36. The fair value adjustment on these FEC"s has been included in the income statement.

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items. The following rand/US dollar exchange rates were used to prepare the financial results:
Quarter ended
Rand/US dollar exchange rates

	Quarter ended			Nine Months Ended	
	Mar 2004	Mar 2003	Dec 2003	Mar 2004	Mar 2003
End of Period	6,36	8,00	6,65	6,36	8,00
Average for Period	6,82	8,42	6,79	7,03	9,55

BORROWINGS

Net borrowings for the quarter were R9,8 million (R3 million).

PROSPECTS

Earnings will continue to be affected by future fluctuations in the Rand/US$ exchange rate. The restructuring of the hedge book is currently under consideration.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

SHARE EXCHANGE AGREEMENT

On 13 November 2003 an announcement was made wherein it was stated that Harmony proposes to acquire Anglovaal Mining Limited"s (Avmin"s) 42 per cent shareholding in Avgold. The agreement between Avmin and Harmony, dated 16 February 2004, in terms of which Avmin exchanges its entire shareholding in Avgold for 28 630 526 new Harmony shares, was ratified and approved by Avmin"s shareholders at a general meeting on 15 April 2004. The change of control will occur on the fifth business day after the date on which all of the suspensive conditions set out in the agreement are fulfilled and/or waived.

SCHEME OF ARRANGEMENT

Following the conclusion of the share exchange agreement referred to above, Harmony will hold 53 per cent of the issued share capital of Avgold and will be required to extend a mandatory offer to other shareholders. The mandatory offer will be effected through a Scheme of Arrangement in terms of section 311 of the Companies Act, 1973. Scheme documents were posted to shareholders on 8 April 2004. The scheme meeting will be held at 56 Main Street, Johannesburg on Monday, 3 May 2004 at 10:00.

DIRECTORATE

In terms of the share exchange agreement referred to above the board will be reconstituted as required by Harmony.

On behalf of the Board of Directors
Chairman
R P Menell
Managing Director
J C Steenkamp
Directors: R P Menell (Chairman), J C Steenkamp + (Managing), M Arnold +, J J Geldenhuys, A N Lewis +, G S Potgieter +, A J Wilkens
Alternate director: G Briggs
+ Executive directors
Company secretary: S E Sather
Johannesburg
28 April 2004

Income statement - Rand thousand

	Unaudited Quarter ended		
	March	March	December
	2004	2003	2003
Revenue	132 712	278 020	202 717
- gold revenue	132 526	277 770	202 389
- by-products	186	250	328

Costs and expenses	151 597	230 785	193 839
- gold operating	100 300	174 636	132 486
- amortisation	45 796	48 291	58 768
- general and administration	5 501	7 858	2 585
Operating profit/(loss)	(18 885)	47 235	8 878
Investment income	564	3 073	284
Finance cost	415	15 008	972
Foreign exchange gain	0	14 111	0
Unrealised non-hedge derivatives	(22 558)	0	(59 785)
Income/(loss) before exceptional item	(41 294)	49 411	(51 595)
Income/(loss) before taxation	(41 294)	49 411	(51 595)
Taxation	0	8 207	0
Net earnings/(loss) for the period	(41 294)	41 204	(51 595)
Net earnings/(loss) excluding unrealised non-hedge derivatives	(18 736)	41 204	8 190
Headline earnings/(loss)	(41 294)	41 204	(51 595)
Headline earnings/(loss) before unrealised non-hedge derivatives	(18 736)	41 204	8 190
Headline earnings/(loss) per share (cents)	(6)	6	(8)
Headline earnings/(loss) per share before unrealised Non-hedge derivatives	(3)	6	1
Earnings/(loss) per share (cents)	(6)	6	(8)
Weighted number of shares in issue (million)	681	675	679
Reconciliation of earnings and headline earnings			
Earnings/(loss) per income statement	(41,294)	41,204	(51,595)
Headline earnings	(41,294)	41,204	(51,595)

	Unaudited Nine months ended		Audited Year ended
	March	March	June
	2004	2003	2003
Revenue	579 618	780 383	999 480
- gold revenue	578 848	779 478	998 217
- by-products	770	905	1 263
Costs and expenses	546 735	683 569	889 560
- gold operating	360 146	524 769	673 344
- amortisation	172 907	140 322	186 900
- general and administration	13 682	18 478	29 316
Operating profit	32 883	96 814	109 920
Investment income	1 420	9 655	12 987
Finance cost	4 289	44 136	57 946
Foreign exchange gain/(loss)	0	66 186	66 745
Unrealised non-hedge derivatives	(206 073)	0	(102 715)
Income/(loss) before exceptional item	(176 059)	128 519	28 991
Profit on disposal of ETC mine	0	0	7 085
Profit on disposal of ETC houses	4 661	0	0
Income/(loss) before taxation	(171 398)	128 519	36 076
Taxation	3 750	8 207	9 207
Net earnings/(loss) for the period	(175 148)	120 312	26 869
Net earnings/(loss) excluding unrealised non-hedge derivatives	30 925	120 312	129 584
Headline earnings/(loss)	(176 059)	120 312	25 385
Headline earningsbefore unrealised non-hedge derivatives	30 014	120 312	128 100
Headline earnings/(loss) per share (cents)	(26)	18	4
Headline earnings/(loss) per share before unrealised non-hedge derivatives	4	18	19
Earnings/(loss) per share (cents)	(26)	18	4
Weighted number of shares in issue (million)	678	674	674
Reconciliation of earnings and headline earnings			
Earnings/(loss) per income statement	(175 148)	120,312	26,869
Exceptional item:			
Profit on sale of ETC	0	0	(7,085)
Recoupments tax on sale of ETC	0	0	5,601
Profit on sale of ETC houses	(4,661)	0	0

Recoupments tax on sale of houses	3,750	0	0
Headline earnings	(176,059)	120,312	25,385

Balance sheet - Rand thousand

Unaudited Unaudited	Audited		
	March 2004	March 2003	June 2003
ASSETS			
Non-current assets			
Fixed assets	2 436 011	2 831 692	2 543 841
Investments	25 209	48 349	25 954
Total fixed assets	2 461 220	2 880 041	2 569 795
Current assets			
Inventories	47 454	47 202	46 407
Trade and other receivables	33 862	53 040	37 214
Derivative instruments	0	5 797	0
Deposits and cash	107	133 813	761
	81 423	239 852	84 382
Total assets	2 542 643	3 119 893	2 654 177
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	6 813	6 755	6 765
Share premium	2 241 217	2 215 988	2 219 900
Reserves	(131 321)	143 067	43 827
Total shareholders" equity	2 116 709	2 365 810	2 270 492
Non-current liabilities	347 328	425 186	144 639
Long-term loans	0	337 886	0
Deferred tax liability	0	5 550	0
Non-hedge derivatives	308 788	0	102 715
Long-term provisions	38 540	81 750	41 924
Current liabilities	78 606	328 897	239 046
Trade and other payables	68 679	122 184	104 126
Overdrafts and short-term borrowings	9 927	206 713	134 920
Total equity and liabilities	2 542 643	3 119 893	2 654 177

Cash flow statement - Rand thousand
Unaudited

	Quarter ended	
	March 2004	March 2003
Cash generated from/(utilised by) operations		
Operating profit/(loss)	(18 885)	47 235
Non-cash items and adjustments		
Provisions	0	524
Amortisation and depreciation	45 796	48 291
26 911 96 050		
Investment income	564	3 073
Finance charges	(415)	(15 008)
Taxation paid	(11 956)	0
15 104 84 115		
Cash provided by/(reinvested in) working capital		
Inventories	(1 174)	8 300
Payables and provisions	(11 914)	641
Receivables	13 141	1 088
Net cash generated from operating activities	15 157	94 144
Cash utilised in investment activities		
Fixed assets acquired	(26 966)	(32 583)
Investments sold/(acquired)	191	(478)
Fixed assets sold	0	713
	(26 775)	(32 348)
Cash provided by financing activities		
Net increase in shareholders" funding	4 463	1 719
Leased assets	0	(363)
Decrease in long-term loans	0	(48 269)
Increase/(decrease) in overdrafts and short-term borrowings	6 340	(5 904)
	10 803	(52 817)
Increase/(decrease) in cash balances	(815)	8 979
Cash and cash equivalents at beginning of period	922	133 387
Translation adjustment	0	(8 553)
Cash and cash equivalents at end of period	107	133 813

	Unaudited Nine months ended		Audited Year ended
	March 2004	March 2003	June 2003
Cash generated from/(utilised by) operations			
Operating profit/(loss)	32 883	96 814	109 920
Non-cash items and adjustments			
Provisions	(2 908)	(283)	(5 546)
Profit/(loss) on sale of assets/investments	0	0	(1 519)
Amortisation and depreciation	172 907	140 322	186 900

	202 882*	236 853	289 755
Payments to environmental trust fund	0	0	3 925
Investment income	1 502	9 655	12 987
Finance charges	(4 289)	(44 136)	(57 946)
Taxation paid	(11 956)	0	0
	188 139	202 372	248 721
Cash provided by/(reinvested in) working capital			
Inventories	(1 047)	(2 441)	(18 351)
Payables and provisions	(27 241)	(33 816)	(30 390)
Receivables	3 352	2 131	13 578
Net cash generated from operating activities	163 203	168 246	213 558
Cash utilised in investment activities			
Fixed assets acquired	(77 016)	(91 168)	(124 364)
Investments sold/(acquired)	189	(478)	(483)
Fixed assets sold	16 598	2 490	3 558
Business sold	0	0	251 817
	(60 229)	(89 156)	130 528
Cash provided by financing activities			
Net increase in shareholders" funding	21 365	9 629	13 551
Leased assets	0	(1 054)	(1 434)
Decrease in long-term loans	0	(48 269)	(376 189)
Increase/(decrease) in overdrafts and short-term borrowings	(124 993)	(2 128)	(76 224)
	(103 628)	(41 822)	(440 296)
Increase/(decrease) in cash balances	(654)	37 268	(96 210)
Cash and cash equivalents at beginning of period	761	108 810	108 810
Translation adjustment	0	(12 265)	(11 839)
Cash and cash equivalents at end of period	107	133 813	761

Statement of shareholders" equity - Rand thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)
Changes in shareholders" equity		
Balance at beginning of period	2 226 665	43 827
Share options exercised	21 408	
Expenses written off against share premium	(43)	
Transfers to equity reserves	0	
Net (loss)/earnings for the period	0	(175 148)
Balance at end of the period	2 248 030	(131 321)

	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Changes in shareholders" equity			
Balance at beginning of period	2 270 492	2 230 072	2 230 072
Share options exercised	21 408	7 936	13 584
Expenses written off against share premium	(43)	(26)	(33)
Transfers to equity reserves	0	(3 301)	0
Net (loss)/earnings for the period	(175 148)	120 312	26 869
Balance at end of the period	2 116 709	2 354 993	2 270 492

Statement of shareholders" equity - US dollar thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)
Changes in shareholders" equity		
Balance at beginning of period	300 244	2 085
Share options exercised	3 045	
Expenses written off against share premium	(6)	
Transfers to equity reserves		
Net (loss)/earnings for the period	0	(24 956)
Translation adjustment	52 404	
Balance at end of the period	355 687	(22 871)

	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Changes in shareholders" equity			
Balance at beginning of period	302 329	217 568	217 568
Share options exercised	3 045	831	1 489
Expenses written off against share premium	(6)	(3)	(4)
Transfers to equity reserves	0	(413)	0

Net (loss)/earnings for the period	(24 956)	12 431	2 946
Translation adjustment	52 404	41 708	80 330
Balance at end of the period	332 816	272 123	302 329

Income statement - US dollar thousand

	Unaudited		
	Quarter ended		
	March	March	December
	2004	2003	2003
Revenue	19,459	33,019	29,855
- gold revenue	19,432	32,989	29,807
- by-products	27	30	48
Costs and expenses	22,228	27,409	28,548
- gold operating	14,707	20,741	19,512
- amortisation	6,715	5,735	8,655
- general and administration	806	933	381
Operating profit/(loss)	(2,769)	5,610	1,307
Investment income	83	365	42
Finance cost	61	1,783	143
Foreign exchange gain/(loss)	0	1,676	0
Unrealised non-hedge derivatives	(3,308)	0	(8,805)
Income/(loss) before exceptional items *	(6,055)	5 868	(7, 599)
Profit on disposal of ETC mine	0	0	0
Profit on disposal of ETC houses	0	0	0
Income/(loss) before taxation	(6,055)	5,868	(7,599)
Taxation	0	1,026	0
Net earnings/(loss) for the period	(6,055)	4,842	(7,599)
Net earnings/(loss) excluding unrealised non-hedge derivatives	(2,747)	4,842	1,206
Headline earnings/(loss)	(6,055)	4,842	(7,599)
Headline earnings/(loss) before unrealised non-hedge derivatives	(2 747)	4 842	1 206
Headline earnings/(loss) per share (cents)	(1)	1	(1)
Headline earnings/(loss) per share before unrealised non-hedge derivatives	(0)	1	0
Earnings/(loss) per share (cents)	(1)	1	(1)
Weighted number of shares in issue (million)	681	675	679
Reconciliation of earnings and headline earnings			
Earnings/(loss) per income statement	(6,055)	4,842	(7,599)
Headline earnings	(6,055)	4,842	(7,599)

	Unaudited		Audited
	Nine months ended		Year ended
	March	March	June
	2004	2003	2003
Revenue	82,449	81,716	109,592
- gold revenue	82,340	81,621	109,454
- by-products	109	95	138
Costs and expenses	77,772	71,578	97,539
- gold operating	51,230	54,950	73,832
- amortisation	24,596	14,693	20,493
- general and administration	1,946	1,935	3,214
Operating profit	4,677	10,138	12,053
Investment income	202	1,011	1,424
Finance cost	610	4,622	6,354
Foreign exchange gain	0	6,930	7,319
Unrealised non-hedge derivatives	(29,313)	0	(11,263)
Income/(loss) before exceptional items *	(25 044)	13 457	3 179
Profit on disposal of ETC mine	0	0	777
Profit on disposal of ETC houses	623	0	0
Income/(loss) before taxation	(24,421)	13,457	3,956
Taxation	535	1,026	1,010
Net earnings/(loss) for the period	(24,956)	12,431	2,946
Net earningsexcluding unrealised non-hedge derivatives	4,357	12,431	14,209
Headline earnings/(loss)	(25,579)	12,431	2,783
Headline earnings/(loss) before unrealised non-hedge derivatives	3 734	12 431	14 046
Headline earnings/(loss) per share (cents)	(4)	2	0
Headline earningsper share before unrealised non-hedge derivatives	1	2	2
Earnings/(loss) per share (cents)	(4)	2	0
Weighted number of shares in issue (million)	678	674	674
Reconciliation of earnings and headline earnings			
Earnings/(loss) per income statement	(24,956)	12,431	2,946
Exceptional item: Profit on sale of ETC	0	0	(777)
Recoupments tax on sale of ETC	0	0	614
Profit on sale of ETC houses	(623)	0	0

Recoupments tax on sale of houses	535	0	0
Headline earnings	(25,044)	12,431	2,783

Balance sheet - US dollar thousand

	Unaudited March 2004	Unaudited March 2003	Audited June 2003
ASSETS			
Non-current assets			
Fixed assets	383,021	353,961	338,727
Investments	3,964	6,044	3,456
Total fixed assets	386,985	360,005	342,183
Current assets			
Inventories	7,461	5,900	6,180
Trade and other receivables	5,324	6,630	4,955
Deposits and cash	17	16,727	101
	12,802	29,982	11,236
Total assets	399,787	389,987	353,419
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	1,071	845	901
Share premium	354,616	282,586	299,343
Reserves	(22,871)	12,295	2,085
Total shareholders" equity	332,816	295,726	302,329
Non-current liabilities	54,612	53,149	19,259
Long-term loan	0	42,236	0
Deferred tax liability	0	694	0
Non-hedge derivatives	48,552	0	13,677
Long-term provisions	6 060	10,219	5,582
Current liabilities	12,359	41,112	31,831
Trade and other payables	10,798	15,273	13,865
Overdrafts and short-term borrowings	1,561	25,839	17,966
Total equity and liabilities	399 787	389 987	353 419

Cash flow statement - US dollar thousand

	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Cash generated from/(utilised by) operations			
Operating profit	4,677	10,138	12,053
Non-cash items and adjustments			
Provisions	(414)	(30)	(608)
Profit/(loss) on sale of assets/investments	0	0	(167)
Amortisation and depreciation	24,596	14,693	20,493
	28,859	24,801	31,771
Payments to environmental trust fund	0	0	430
Investment income	214	1,011	1,424
Finance charges	(610)	(4,622)	(6,354)
Taxation paid	(1,701)	0	0
	26,762	21,190	27,271
Cash provided by/(reinvested in) working capital			
Inventories	(149)	(256)	(2,012)
Payables and provisions	(3,875)	(3,541)	(3,332)
Receivables	477	224	1,489
Net cash generated from operating activities	23,215	17,617	23,416
Cash utilised in investment activities			
Fixed assets acquired	(10,955)	(9,547)	(13,636)
Investments sold/(acquired)	27	(50)	(53)
Fixed assets sold	2,361	261	390
Business sold	0	0	27,612
	(8,567)	(9,336)	14,313
Cash provided by financing activities			
Net increase in shareholders" funding	3,039	1,008	1,486
Leased assets	0	(110)	(157)
Decrease in long-term loans	0	(5,054)	(41,249)
Increase/(decrease) in overdrafts and short-term borrowings	(17,780)	(223)	(8,358)
	(14,741)	(4,379)	(48,278)
Increase/(decrease) in cash balances	(93)	3,902	(10,549)
Cash and cash equivalents at beginning of period	101	10,616	10,616
Translation adjustment	9	2,209	34

Cash and cash equivalents at end of period	17	16,727	101

Operating results

AVGOLD TOTAL

		Unaudited Quarter ended March 2004	March 2003	December 2003
Metric				
Ore milled	tonnes	242 671	328 795	267 697
Gold sold	kg	1 966	3 267	2 887
Yield	g/t	8,10	9,93	10,78
Cash cost	R/kg	50 934	53 386	46 084
Non- cash cost	R/kg	26 093	17 189	20 946
Total cost	R/kg	77 027	70 575	67 030
Capital expenditure	R 000"s	26 966	31 870	34 255
Imperial				
Ore milled	tons	267 496	362 431	295 082
Gold sold	oz	63 194	105 021	92 815
Yield	oz/t	0,24	0,29	0,31
Cash cost	US$/oz	232	197	211
Non- cash cost	US$/oz	119	63	96
Total cost	US$/oz	351	260	307
Capital expenditure	US$ 000"s	3 954	3 785	5 045

	Unaudited Nine months ended March 2004	March 2003	Audited Year ended June 2003
Metric			
Ore milled	782 759	1 067 953	1 388 764
Gold sold	7 951	9 276	11 899
Yield	10,16	8,69	8,57
Cash cost	45 309	56 502	56 503
Non- cash cost	23 332	17 094	18 150
Total cost	68 641	73 596	74 653
Capital expenditure	77 014	89 885	122 905
Imperial			
Ore milled	862 835	1 177 205	1 530 835
Gold sold	255 635	298 226	382 561
Yield	0,30	0,25	0,25
Cash cost	200	184	193
Non- cash cost	103	56	62
Total cost	303	240	255
Capital expenditure	10 955	9 412	13 476

TARGET

		Quarter ended March 2004	March 2003	December 2003
Metric				
Ore milled	tonnes	242 671	249 417	267 697
Gold sold	kg	1 966	2 583	2 887
Yield	g/t	8,10	10,36	10,78
Cash cost	R/kg	50 934	47 723	46 084
Non- cash cost	R/kg	23 815	16 342	19 095
Total cost	R/kg	74 749	64 065	65 179
Capital expenditure	R 000"s	26 229	25 657	33 165
Development results:				
Advanced	m	2 005	1 809	2 269
Reef development	m	1 514	1 374	1 324
Sampled	m	402	513	549
Channel width	cm	385	428	380
Channel value	g/t	7,98	9,79	5,69
	cm.g/t	3 074	4 191	2 162
Ore milled	tons	267 496	274 932	295 082
Gold sold	oz	63 194	83 045	92 815
Yield	oz/t	0,24	0,30	0,31
Cash cost	US$/oz	232	176	211
Non- cash cost	US$/oz	109	60	88
		341	237	299
Capital expenditure	US$ 000"s	3 846	3 047	4 884

	Nine months ended March 2004	March 2003	Year ended June 2003
Metric			
Ore milled	782 759	825 827	1 068 376
Gold sold	7 951	7 107	9 155
Yield	10,16	8,61	8,57
Cash cost	45 309	51 692	51 327
Non- cash cost	21 487	16 953	17 900
Total cost	66 796	68 645	69 227

Capital expenditure	74 129	72 171	100 539
Development results :			
Advanced	6 231	5 718	7 431
Reef development	3 980	4 263	5 308
Sampled	1 506	1 623	1 866
Channel width	1 198	1 339	1 818
Channel value	5,93	8,00	6,76
7 110 10 708 12 298			
Ore milled	862 835	910 309	1 177 671
Gold sold	255 635	228 484	294 339
Yield	0,30	0,25	0,25
Cash cost	200	168	175
Non- cash cost	95	55	61
	295	224	236
Capital expenditure	10 545	7 557	11 024

AVGOLD TOTAL

			Unaudited		
			Quarter ended		
		March	March	December	
2004	2003	2003			
		March	March	December	
Rand thousand		2004	2003	2003	

Gold operating costs per income statement		100,300	174,636	132,486
Add: Profit on sale of assets		0	0	881
Less: Revenue from by-products		(186)	(250)	(328)
Cash costs		100,114	174,386	133,039
Add:				
- Amortisation and depreciation		45,796	48,291	58,768
- General and administration		5,501	7,858	2,585
Less: Profit on sale of assets		0	0	881
Non-cash costs		51,297	56,149	60,472
Total cost		151,411	230,535	193,511
Gold sold	kg	1,966	3,267	2,887
Production cost:				
Cash cost	R/kg	50,934	53,386	46,084
Non-cash cost	R/kg	26,093	17,189	20,946
Total operating cost	R/kg	77,027	70,575	67,030
Gold price realised	R/kg	67,425	85,036	70,108
US$ thousand				
Operating costs per income statement		14,707	20,741	19,512
Add: Profit on sale of assets		0	0	129
Less: Revenue from by-products		(27)	(30)	(48)
Cash costs		14,680	20,711	19,593
Add:				
- Amortisation and depreciation		6,715	5,735	8,655
- General and administration		806	933	380
Less: Profit on sale of assets		0	0	129
Non-cash costs		7,521	6,669	8,906
Total cost		22,201	27,380	28,499
Gold sold	oz	63,194	105,021	92,815
Production cost:				
Cash cost	US$/oz	232	197	211
Non-cash cost	US$/oz	119	63	96
Total operating cost	US$/oz	351	261	307
Gold price realised	US$/oz	312	310	323

			Unaudited		Audited
			Nine months ended		Year ended
March	March	June			
Rand thousand			2004	2003	2003

Gold operating costs per income statement	360,146	524,769	673,344
Add: Profit on sale of assets	881	0	
Less: Revenue from by-products	(770)	(905)	(1,263)
Cash costs	360,257	523,864	672,081
Add:			
- Amortisation and depreciation	172,907	140,322	186,900
- General and administration	13,682	18,478	29,316
Less: Profit on sale of assets	881	0	0
Non-cash costs	185,708	158,800	216,216
Total cost	545,965	682,664	888,297
Gold sold	7,951	9,276	11,899
Production cost:			
Cash cost	45,309	56,502	56,503
Non-cash cost	23,332	17,094	18,150
Total operating cost	68,641	73,596	74,653
Gold price realised	72,801	84,033	83,891
US$ thousand			
Operating costs per income statement	51,230	54,950	73,832

Add: Profit on sale of assets	125	0	0
Less: Revenue from by-products	(109)	(95)	(138)
Cash costs	51,246	54,855	73,693
Add:			
- Amortisation and depreciation	24,596	14,693	20,493
- General and administration	1,946	1,935	3,215
Less: Profit on sale of assets	125	0	0
Non-cash costs	26,417	16,628	23,708
Total cost	77,663	71,483	97,401
Gold sold	255,635	298,225	382,560
Production cost:			
Cash cost	200	184	193
Non-cash cost	103	56	62
Total operating cost	303	240	255
Gold price realised	322	303	305

For more information contact:
Jan Steenkamp
Managing Director
Ebrahim Takolia
Investor Relations
Tel: + 27 11 634 0333
Mobile: +27 83 291 3384
Date: 28/04/2004 07:00:16 AM Supplied by www.sharenet.co.za
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AVGOLD

RECEIVED
2004 AUG -5 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAFETY AND HEALTH

Target achieved a milestone safety record of two million consecutive fatality free shifts for surface operations and underground mining during the quarter.

This landmark achievement for the mining industry followed a number of recent safety records at Target, including:

- a Department of Minerals and Energy award for 3 000 consecutive fatality free production shifts (2 February 2004);
- the Anglovaal Mining Group's in-house Santa Barbara award for one million fatality free shifts for surface and underground mining (23 March 2004);
- 1 500 000 fatality free underground operations (9 March 2004); and
- three years of fatality free operation (25 March 2004).

RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2004

This report contains the financial and operational results for the quarter and nine months ended 31 March 2004. The results for the quarter and nine months ended 31 March 2003 include ETC.

In terms of the rules of the generally accepted accounting statement on financial instruments, AC133, a significant charge to the income statement is recorded due to the strengthening of the rand.

QUARTER ENDED 31 MARCH 2004

The sustained strength of the rand against the US dollar significantly affected Avgold's financial performance: revenue decreased 35 per cent to R132,7 million (31 December 2003: R202,7 million) as Avgold's hedge book is fixed in US dollars. A headline loss before unrealised non-hedge derivatives of R18,7 million (earnings: R8,2 million) was recorded. This drop in earnings is attributable to the realised gold price falling to R67 425/kg (R70 106/kg) and gold sold reducing to 1 966kg (2 887/kg).

Ore milled decreased nine per cent to 242 671 tonnes (267 697 tonnes) predominantly as a result of the Christmas break, which shortened the number of working days, and after an LHD vehicle was trapped in one of the open stope drawpoints. The yield decreased from 10,78g/t to 8,10g/t mainly due to some dilution from the MOS 1 and 2 stopes and backfill of the MOS 4 stope seeping into the DOS 2 stope – with the result that the mining of DOS 5, which contains higher grades, had to be deferred.

Operating costs at Target were lower in absolute terms this quarter. However, cash costs increased to R50 934/kg (R46 084/kg) as a result of the lower gold production.

Target achieved a cash operating profit R31,6 million (R67,3 million) for the quarter.

Capital expenditure was R27,0 million (R34,3 million).

NINE MONTHS ENDED 31 MARCH 2004

The results for the period are not comparable owing to the inclusion of ETC to March 2003. Ore milled at Target dropped five per cent to 782 759 tonnes (825 827 tonnes) while yields increased to 10,16g/t (8,61g/t) due to increased waste separation. This resulted in gold sold at Target increasing by 12 per cent to 7 951kg (7 107kg). During the period the average rand/US dollar exchange rate strengthened by 26 per cent to R7,03/US dollar, which negatively impacted the rand gold price achieved – R72 801/kg was achieved during the current period as compared to R84 033/kg in 2003.

The year to date cash costs at Target have averaged R45 309/kg – a 12 per cent improvement over the previous period. Target achieved a cash operating profit of R214,8 million (R221,1 million).

Capital expenditure at Target was R74 million (R72 million).

NORTHERN FREE STATE

The Avgold and Harmony Gold Mining Company Limited ("Harmony") joint project team have progressed well in refining plans for the optimal exploitation of the Northern Free State resources. It is anticipated that a feasibility study will be concluded by the end of 2004.

HEDGING

The hedge book at 31 March 2004 had a negative mark to market value of R361 million which includes the negative mark to market of R309 million attributable to the forward exchange contracts ("FEC's) which were entered into in June 2003 to effect a conversion of the Rand gold hedge book. This was calculated at a gold price of $424.50/oz and an exchange rate of US$1.00:ZAR6.36. The fair value adjustment on these FEC's has been included in the income statement.

Following the overwhelming endorsement of the Avmin/Harmony/ARMI transaction at the Avmin shareholders meeting held on 15 April 2004 a Board committee led by Harmony executives have successfully closed out the entire Avgold hedge book of approx 500 000 ounces. Following the refinancing of the Target loan in June 2003 the hedge book was no longer appropriate as Avgold is a low cost producer. The decline in the Rand gold price made the close out possible at the minimal cost of R20m.

Currency call options were sold to cover the residual FECs. The resulting position is one which allows the company to close out the FECs at zero, or at least substantially less cost, should the Rand depreciate as anticipated. The currency hedge will continue to be accounted for under the accounting rules of AC133 and therefore subsequent changes to exchange rates will result in adjustments to the income statement.

This restructuring leaves the company in an unhedged position with the ability to sell its gold freely on the spot market.

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items. The following rand/US dollar exchange rates were used to prepare the financial results:

Quarter ended

Rand/US dollar exchange rates

	Quarter ended			Nine Months Ended	
	Mar 2004	Mar 2003	Dec 2003	Mar 2004	Mar 2003
End of Period	6,36	8,00	6,65	6,36	8,00
Average for Period	6,82	8,42	6,79	7,03	9,55

BORROWINGS

Net borrowings for the quarter were R9,8 million (R3 million).

PROSPECTS

Earnings will continue to be affected by future fluctuations in the Rand/US$ exchange rate. The restructuring of the hedge book could significantly impact on results going forward.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

SHARE EXCHANGE AGREEMENT

On 13 November 2003 an announcement was made wherein it was stated that Harmony proposes to acquire Anglovaal Mining Limited's (Avmin's) 42 per cent shareholding in Avgold. The agreement between Avmin and Harmony, dated 16 February 2004, in terms of which Avmin exchanges its entire shareholding in Avgold for 28 630 526 new Harmony shares, was ratified and approved by Avmin's shareholders at a general meeting on 15 April 2004. The change of control will occur on the fifth business day after the date on which all of the suspensive conditions set out in the agreement are fulfilled and/or waived.

SCHEME OF ARRANGEMENT

Following the conclusion of the share exchange agreement referred to above, Harmony will hold 53 per cent of the issued share capital of Avgold and will be required to extend a mandatory offer to other shareholders. The mandatory offer will be effected through a Scheme of Arrangement in terms of section 311 of the Companies Act, 1973. Scheme documents were posted to shareholders on 8 April 2004. The scheme meeting will be held at 56 Main Street, Johannesburg on Monday, 3 May 2004 at 10:00.

DIRECTORATE

In terms of the share exchange agreement referred to above the board will be reconstituted as required by Harmony.

On behalf of the Board of Directors

Chairman

R P Menell

Managing Director

J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp + (Managing), M Arnold +, J J Geldenhuys, A N Lewis +, G S Potgieter +, A JWilkens

Alternate director: G Briggs

+ Executive directors

Company secretary: S E Sather

Johannesburg

28 April 2004

Income statement - Rand thousand

	Unaudited Quarter ended March 2004	March 2003	December 2003	Unaudited Nine months ended March 2004	March 2003	Audited Year ended June 2003
Revenue	**132 712**	278 020	202 717	**579 618**	780 383	999 480
- gold revenue	**132 526**	277 770	202 389	**578 848**	779 478	998 217
- by-products	**186**	250	328	**770**	905	1 263
Costs and expenses	**151 597**	230 785	193 839	**546 735**	683 569	889 560
- gold operating	**100 300**	174 636	132 486	**360 146**	524 769	673 344
- amortisation	**45 796**	48 291	58 768	**172 907**	140 322	186 900
- general and administration	**5 501**	7 858	2 585	**13 682**	18 478	29 316
Operating profit/(loss)	**(18 885)**	47 235	8 878	**32 883**	96 814	109 920
Investment income	**564**	3 073	284	**1 420**	9 655	12 987
Finance cost	**415**	15 008	972	**4 289**	44 136	57 946
Foreign exchange gain/(loss)	**0**	14 111	0	**0**	66 186	66 745
Unrealised non-hedge derivatives	**(22 558)**	0	(59 785)	**(206 073)**	0	(102 715)
Income/(loss) before exceptional item	**(41 294)**	49 411	(51 595)	**(176 059)**	128 519	28 991
Profit on disposal of ETC mine	**0**	0	0	**0**	0	7 085
Profit on disposal of ETC houses	**0**	0	0	**4 661**	0	0
Income/(loss) before taxation	**(41 294)**	49 411	(51 595)	**(171 398)**	128 519	36 076
Taxation	**0**	8 207	0	**3 750**	8 207	9 207
Net earnings/(loss) for the period	**(41 294)**	41 204	(51 595)	**(175 148)**	120 312	26 869
Net earnings/(loss) excluding unrealised non-hedge derivatives	**(18 736)**	41 204	8 190	**30 925**	120 312	129 584
Headline earnings/(loss)	**(41 294)**	41 204	(51 595)	**(176 059)**	120 312	25 385
Headline earnings/(loss) before unrealised non-hedge derivatives	**(18 736)**	41 204	8 190	**30 014**	120 312	128 100
Headline earnings/(loss) per share (cents)	**(6)**	6	(8)	**(26)**	18	4
Headline earnings/(loss) per share before unrealised non-hedge derivatives	**(3)**	6	1	**4**	18	19
Earnings/(loss) per share (cents)	**(6)**	6	(8)	**(26)**	18	4
Weighted number of shares in issue (million)	**681**	675	679	**678**	674	674
Reconciliation of earnings and headline earnings						
Earnings/(loss) per income statement	-41,294	41,204	-51,595	-175,148	120,312	26,869
Exceptional item: Profit on sale of ETC	0	0	0	0	0	-7,085
Recoupments tax on sale of ETC	0	0	0	0	0	5,601
Profit on sale of ETC houses	0	0	0	-4,661	0	0
Recoupments tax on sale of houses	0	0	0	3,750	0	0
Headline earnings	-41,294	41,204	-51,595	-176,059	120,312	25,385

Balance sheet - Rand thousand

	Unaudited March 2004	Unaudited March 2003	Audited June 2003
ASSETS			
Non-current assets			
Fixed assets	**2 436 011**	2 831 692	2 543 841
Investments	**25 209**	48 349	25 954
Total fixed assets	**2 461 220**	2 880 041	2 569 795
Current assets			
Inventories	**47 454**	47 202	46 407
Trade and other receivables	**33 862**	53 040	37 214
Derivative instruments	**0**	5 797	0
Deposits and cash	**107**	133 813	761
	81 423	239 852	84 382
Total assets	**2 542 643**	3 119 893	2 654 177
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	**6 813**	6 755	6 765
Share premium	**2 241 217**	2 215 988	2 219 900
Reserves	**(131 321)**	143 067	43 827
Total shareholders' equity	**2 116 709**	2 365 810	2 270 492
Non-current liabilities	**347 328**	425 186	144 639
Long-term loans	**0**	337 886	0
Deferred tax liability	**0**	5 550	0
Non-hedge derivatives	**308 788**	0	102 715
Long-term provisions	**38 540**	81 750	41 924
Current liabilities	**78 606**	328 897	239 046
Trade and other payables	**68 679**	122 184	104 126
Overdrafts and short-term borrowings	**9 927**	206 713	134 920
Total equity and liabilities	**2 542 643**	3 119 893	2 654 177

Cash flow statement - Rand thousand

	Unaudited Quarter ended March 2004	Unaudited Quarter ended March 2003	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Cash generated from/(utilised by) operations					
Operating profit/(loss)	**(18 885)**	47 235	**32 883**	96 814	109 920
Non-cash items and adjustments					
Provisions	**0**	524	**(2 908)**	(283)	(5 546)
Profit/(loss) on sale of assets/investments	**0**	0	**0**	0	(1 519)
Amortisation and depreciation	**45 796**	48 291	**172 907**	140 322	186 900
	26 911	96 050	**202 882**	236 853	289 755
Payments to environmental trust fund	**0**	0	**0**	0	3 925
Investment income	**564**	3 073	**1 502**	9 655	12 987
Finance charges	**(415)**	(15 008)	**(4 289)**	(44 136)	(57 946)
Taxation paid	**(11 956)**	0	**(11 956)**	0	0
	15 104	84 115	**188 139**	202 372	248 721
Cash provided by/(reinvested in) working capital					
Inventories	**(1 174)**	8 300	**(1 047)**	(2 441)	(18 351)
Payables and provisions	**(11 914)**	641	**(27 241)**	(33 816)	(30 390)
Receivables	**13 141**	1 088	**3 352**	2 131	13 578
Net cash generated from operating activities	**15 157**	94 144	**163 203**	168 246	213 558
Cash utilised in investment activities					
Fixed assets acquired	**(26 966)**	(32 583)	**(77 016)**	(91 168)	(124 364)
Investments sold/(acquired)	**191**	(478)	**189**	(478)	(483)
Fixed assets sold	**0**	713	**16 598**	2 490	3 558
Business sold	**0**	0	**0**	0	251 817
	(26 775)	(32 348)	**(60 229)**	(89 156)	130 528
Cash provided by financing activities					
Net increase in shareholders' funding	**4 463**	1 719	**21 365**	9 629	13 551
Leased assets	**0**	(363)	**0**	(1 054)	(1 434)
Decrease in long-term loans	**0**	(48 269)	**0**	(48 269)	(376 189)
Increase/(decrease) in overdrafts and short-term borrowings	**6 340**	(5 904)	**(124 993)**	(2 128)	(76 224)
	10 803	(52 817)	**(103 628)**	(41 822)	(440 296)
Increase/(decrease) in cash balances	**(815)**	8 979	**(654)**	37 268	(96 210)
Cash and cash equivalents at beginning of period	**922**	133 387	**761**	108 810	108 810
Translation adjustment	**0**	(8 553)	**0**	(12 265)	(11 839)
Cash and cash equivalents at end of period	**107**	133 813	**107**	133 813	761

Statement of shareholders' equity - Rand thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)	Unaudited Nine months ended March 2004	March 2003	Audit Year ende June 20
Changes in shareholders' equity					
Balance at beginning of period	2 226 665	43 827	**2 270 492**	2 230 072	2 230 07
Share options exercised	21 408		**21 408**	7 936	13 58
Expenses written off against share premium	(43)		**(43)**	(26)	(3
Transfers to equity reserves	0		**0**	(3 301)	
Net (loss)/earnings for the period	0	(175 148)	**(175 148)**	120 312	26 86
Balance at end of the period	2 248 030	(131 321)	**2 116 709**	2 354 993	2 270 49

Statement of shareholders' equity - US dollar thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)	Unaudited Nine months ended March 2004	March 2003	Audite Year ende June 20
Changes in shareholders' equity					
Balance at beginning of period	300 244	2 085	**302 329**	217 568	217 56
Share options exercised	3 045		**3 045**	831	1 48
Expenses written off against share premium	(6)		**(6)**	(3)	(4
Transfers to equity reserves			**0**	(413)	
Net (loss)/earnings for the period	0	(24 956)	**(24 956)**	12 431	2 94
Translation adjustment	52 404		**52 404**	41 708	80 33
Balance at end of the period	355 687	(22 871)	**332 816**	272 123	302 32

Income statement - US dollar thousand

	Unaudited Quarter ended March 2004	Unaudited Quarter ended March 2003	December 2003	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Revenue	**19,459**	33,019	29,855	**82,449**	81,716	109,592
- gold revenue	**19,432**	32,989	29,807	**82,340**	81,621	109,454
- by-products	**27**	30	48	**109**	95	138
Costs and expenses	**22,228**	27,409	28,548	**77,772**	71,578	97,539
- gold operating	**14,707**	20,741	19,512	**51,230**	54,950	73,832
- amortisation	**6,715**	5,735	8,655	**24,596**	14,693	20,493
- general and administration	**806**	933	381	**1,946**	1,935	3,214
Operating profit/(loss)	**(2,769)**	5,610	1,307	**4,677**	10,138	12,053
Investment income	**83**	365	42	**202**	1,011	1,424
Finance cost	**61**	1,783	143	**610**	4,622	6,354
Foreign exchange gain/(loss)	**0**	1,676	0	**0**	6,930	7,319
Unrealised non-hedge derivatives	**(3,308)**	0	(8,805)	**(29,313)**	0	(11,263)
Income/(loss) before exceptional items *	**(6 055)**	5 868	(7 599)	**(25 044)**	13 457	3 179
Profit on disposal of ETC mine	**0**	0	0	**0**	0	777
Profit on disposal of ETC houses	**0**	0	0	**623**	0	0
Income/(loss) before taxation	**(6,055)**	5,868	(7,599)	**(24,421)**	13,457	3,956
Taxation	**0**	1,026	0	**535**	1,026	1,010
Net earnings/(loss) for the period	**(6,055)**	4,842	(7,599)	**(24,956)**	12,431	2,946
Net earnings/(loss) excluding unrealised non-hedge derivatives	**(2,747)**	4,842	1,206	**4,357**	12,431	14,209
Headline earnings/(loss)	**(6,055)**	4,842	(7,599)	**(25,579)**	12,431	2,783
Headline earnings/(loss) before unrealised non-hedge derivatives	**(2 747)**	4 842	1 206	**3 734**	12 431	14 046
Headline earnings/(loss) per share (cents)	**(1)**	1	(1)	**(4)**	2	0
Headline earnings/(loss) per share before unrealised non-hedge derivatives	**(0)**	1	0	**1**	2	2
Earnings/(loss) per share (cents)	**(1)**	1	(1)	**(4)**	2	0
Weighted number of shares in issue (million)	**681**	675	679	**678**	674	674
Reconciliation of earnings and headline earnings						
Earnings/(loss) per income statement	-6,055	4,842	-7,599	-24,956	12,431	2,946
Exceptional item: Profit on sale of ETC	0	0	0	0	0	-777
Recoupments tax on sale of ETC	0	0	0	0	0	614
Profit on sale of ETC houses	0	0	0	-623	0	0
Recoupments tax on sale of houses	0	0	0	535	0	0
Headline earnings	-6,055	4,842	-7,599	-25,044	12,431	2,783

Balance sheet - US dollar thousand

	Unaudited March 2004	Unaudited March 2003	Audited June 2003
ASSETS			
Non-current assets			
Fixed assets	**383,021**	353,961	338,727
Investments	**3,964**	6,044	3,456
Total fixed assets	**386,985**	360,005	342,183
Current assets			
Inventories	**7,461**	5,900	6,180
Trade and other receivables	**5,324**	6,630	4,955
Deposits and cash	**17**	16,727	101
	12,802	29,982	11,236
Total assets	**399,787**	389,987	353,419
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	**1,071**	845	901
Share premium	**354,616**	282,586	299,343
Reserves	**(22,871)**	12,295	2,085
Total shareholders' equity	**332,816**	295,726	302,329
Non-current liabilities	**54,612**	53,149	19,259
Long-term loan	**0**	42,236	0
Deferred tax liability	**0**	694	0
Non-hedge derivatives	**48,552**	0	13,677
Long-term provisions	**6 060**	10,219	5,582
Current liabilities	**12,359**	41,112	31,831
Trade and other payables	**10,798**	15,273	13,865
Derivative instruments	**0**	0	0
Overdrafts and short-term borrowings	**1,561**	25,839	17,966
Total equity and liabilities	**399 787**	389 987	353 419

Cash flow statement - US dollar thousand

	Unaudited Nine months ended March 2004	Unaudited Nine months ended March 2003	Audited Year ended June 2003
Cash generated from/(utilised by) operations			
Operating profit	**4,677**	10,138	12,053
Non-cash items and adjustments			
Provisions	**(414)**	(30)	(608)
Profit/(loss) on sale of assets/investments	**0**	0	(167)
Amortisation and depreciation	**24,596**	14,693	20,493
	28,859	24,801	31,771
Payments to environmental trust fund	**0**	0	430
Investment income	**214**	1,011	1,424
Finance charges	**(610)**	(4,622)	(6,354)
Taxation paid	**(1,701)**	0	0
	26,762	21,190	27,271
Cash provided by/(reinvested in) working capital			
Inventories	**(149)**	(256)	(2,012)
Payables and provisions	**(3,875)**	(3,541)	(3,332)
Receivables	**477**	224	1,489
Net cash generated from operating activities	**23,215**	17,617	23,416
Cash utilised in investment activities			
Fixed assets acquired	**(10,955)**	(9,547)	(13,636)
Investments sold/(acquired)	**27**	(50)	(53)
Fixed assets sold	**2,361**	261	390
Business sold	**0**	0	27,612
	(8,567)	(9,336)	14,313
Cash provided by financing activities			
Net increase in shareholders' funding	**3,039**	1,008	1,486
Leased assets	**0**	(110)	(157)
Decrease in long-term loans	**0**	(5,054)	(41,249)
Increase/(decrease) in overdrafts and short-term borrowings	**(17,780)**	(223)	(8,358)
	(14,741)	(4,379)	(48,278)
Increase/(decrease) in cash balances	**(93)**	3,902	(10,549)
Cash and cash equivalents at beginning of period	**101**	10,616	10,616
Translation adjustment	**9**	2,209	34
Cash and cash equivalents at end of period	**17**	16,727	101

Operating results

AVGOLD TOTAL

		Unaudited			Unaudited		Audite
		Quarter ended			Nine months ended		Year ende
		March	March	December	March	March	June
		2004	2003	2003	2004	2003	200
Metric							
Ore milled	tonnes	**242 671**	328 795	267 697	**782 759**	1 067 953	1 388 76
Gold sold	kg	**1 966**	3 267	2 887	**7 951**	9 276	11 89
Yield	g/t	**8.10**	9.93	10.78	**10.16**	8.69	8.57
Cash cost	R/kg	**50 934**	53 386	46 084	**45 309**	56 502	56 50
Non- cash cost	R/kg	**26 093**	17 189	20 946	**23 332**	17 094	18 15
Total cost	R/kg	**77 027**	70 575	67 030	**68 641**	73 596	74 65
Capital expenditure	R 000's	**26 966**	31 870	34 255	**77 014**	89 885	122 90
Imperial							
Ore milled	tons	**267 496**	362 431	295 082	**862 835**	1 177 205	1 530 83
Gold sold	oz	**63 194**	105 021	92 815	**255 635**	298 226	382 561
Yield	oz/t	**0.24**	0.29	0.31	**0.30**	0.25	0.25
Cash cost	US$/oz	**232**	197	211	**200**	184	19
Non- cash cost	US$/oz	**119**	63	96	**103**	56	62
Total cost	US$/oz	**351**	260	307	**303**	240	25
Capital expenditure	US$ 000's	**3 954**	3 785	5 045	**10 955**	9 412	13 47

TARGET

		Quarter ended			Nine months ended		Year ended
		March		December	March	March	June
		2004	2003	2003	2004	2003	2003
Metric							
Ore milled	tonnes	**242 671**	249 417	267 697	**782 759**	825 827	1 068 376
Gold sold	kg	**1 966**	2 583	2 887	**7 951**	7 107	9 155
Yield	g/t	**8.10**	10.36	10.78	**10.16**	8.61	8.57
Cash cost	R/kg	**50 934**	47 723	46 084	**45 309**	51 692	51 327
Non- cash cost	R/kg	**23 815**	16 342	19 095	**21 487**	16 953	17 900
Total cost	R/kg	**74 749**	64 065	65 179	**66 796**	68 645	69 227
Capital expenditure	R 000's	**26 229**	25 657	33 165	**74 129**	72 171	100 539
Development results :							
Advanced	m	**2 005**	1 809	2 269	**6 231**	5 718	7 431
Reef development	m	**1 514**	1 374	1 324	**3 980**	4 263	5 308
Sampled	m	**402**	513	549	**1 506**	1 623	1 866
Channel width	cm	**385**	428	380	**1 198**	1 339	1 818
Channel value	g/t	**7.98**	9.79	5.69	**5.93**	8.00	6.76
	cm.g/t	**3 074**	4 191	2 162	**7 110**	10 708	12 298
Ore milled	tons	**267 496**	274 932	295 082	**862 835**	910 309	1 177 671
Gold sold	oz	**63 194**	83 045	92 815	**255 635**	228 484	294 339
Yield	oz/t	**0.24**	0.30	0.31	**0.30**	0.25	0.25
Cash cost	US$/oz	**232**	176	211	**200**	168	175
Non- cash cost	US$/oz	**109**	60	88	**95**	55	61
Total cost	US$/oz	**341**	237	299	**295**	224	236
Capital expenditure	US$ 000's	3 846	3 047	4 884	**10 545**	7 557	11 024

Production cost reconciliation

AVGOLD TOTAL

		Unaudited			Unaudited		Audited
		Quarter ended			Nine months ended		Year ended
		March	March	December	March	March	June
Rand thousand		**2004**	2003	2003	**2004**	**2003**	2003
Gold operating costs per income statement		**100,300**	174,636	132,486	**360,146**	524,769	673,344
Add: Profit on sale of assets		**0**	0	881	**881**	0	
Less: Revenue from by-products		**(186)**	(250)	(328)	**(770)**	(905)	(1,263)
Cash costs		**100,114**	174,386	133,039	**360,257**	523,864	672,081
Add:							
- Amortisation and depreciation		**45,796**	48,291	58,768	**172,907**	140,322	186,900
- General and administration		**5,501**	7,858	2,585	**13,682**	18,478	29,316
Less: Profit on sale of assets		**0**	0	881	**881**	0	0
Non-cash costs		**51,297**	56,149	60,472	**185,708**	158,800	216,216
Total cost		**151,411**	230,535	193,511	**545,965**	682,664	888,297
Gold sold	kg	**1,966**	3,267	2,887	**7,951**	9,276	11,899
Production cost:							
Cash cost	R/kg	**50,934**	53,386	46,084	**45,309**	56,502	56,503
Non-cash cost	R/kg	**26,093**	17,189	20,946	**23,332**	17,094	18,150
Total operating cost	R/kg	**77,027**	70,575	67,030	**68,641**	73,596	74,653
Gold price realised	R/kg	**67,425**	85,036	70,108	**72,801**	84,033	83,891

US$ thousand							
Operating costs per income statement		**14,707**	20,741	19,512	**51,230**	54,950	73,832
Add: Profit on sale of assets		**0**	0	129	**125**	0	0
Less: Revenue from by-products		**(27)**	(30)	(48)	**(109)**	(95)	(138)
Cash costs		**14,680**	20,711	19,593	**51,246**	54,855	73,693
Add:							
- Amortisation and depreciation		**6,715**	5,735	8,655	**24,596**	14,693	20,493
- General and administration		**806**	933	380	**1,946**	1,935	3,215
Less: Profit on sale of assets		**0**	0	129	**125**	0	0
Non-cash costs		**7,521**	6,669	8,906	**26,417**	16,628	23,708
Total cost		**22,201**	27,380	28,499	**77,663**	71,483	97,401
Gold sold	oz	**63,194**	105,021	92,815	**255,635**	298,225	382,560
Production cost:							
Cash cost	US$/oz	**232**	197	211	**200**	184	193
Non-cash cost	US$/oz	**119**	63	96	**103**	56	62
Total operating cost	US$/oz	**351**	261	307	**303**	240	255
Gold price realised	US$/oz	**312**	310	323	**322**	303	305